United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRATO DA ATA DA REUNIÃO EXTRAORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO O Conselho de Administração (“CA”) se reuniu no dia 22 de julho de 2026, por videoconferência, estando presentes os membros do CA: Wilfred Theodoor Bruijn – Presidente (“WB”), André Viana Madeira (“AV”), Anelise Quintão Lara (“AL”), Fernando Jorge Buso Gomes (“FB”), Franklin Lee Feder (“FF”), Heloísa Belotti Bedicks (“HB”), Manuel Lino Silva de Sousa Oliveira (“OO”), Márcio Antônio Chiumento (“MC”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”) e Shunji Komai (“SK”), representando a maioria dos membros do CA, com ausência justificada do Conselheiro Marcelo Gasparino da Silva (“MG”). Os trabalhos foram secretariados por Luiz Gustavo Gouvêa, Diretor de Governança Corporativa da Vale e a reunião foi convocada conforme item 9.2.1 do Regimento Interno do CA. Assim sendo, o CA deliberou sobre os seguintes assuntos: “DELIBERAÇÃO SOBRE CASO DE POSSÍVEL APLICAÇÃO DA POLÍTICA DE GESTÃO DE DESVIOS DE CONDUTA – (...) O Conselho de Administração aprovou, por unanimidade dos presentes, registrada abstenção do Conselheiro AV, seguindo as recomendações do Comitê de Auditoria e Riscos (CARE) e da Diretoria de Auditoria e Conformidade, a aplicação de sanção de destituição de cargo ao conselheiro Sr. Marcelo Gasparino da Silva, prevista na Política de Gestão de Desvios de Conduta da Vale, em razão do vazamento de informações confidenciais por parte do conselheiro, relativas à reunião do CA de 19/06/2026, devendo o tema ser levado a deliberação pelos acionistas em Assembleia Geral. Esta decisão foi tomada com base nos fatos e conclusões da apuração conduzida por escritório externo independente, contratado por deliberação do CA, que confirmou o referido vazamento, que constitui desvio de conduta nos termos da referida EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on July 22, 2026, by videoconference, with the following members in attendance: Wilfred Theodoor Bruijn ("WB") – President, André Viana Madeira ("AV"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), Manuel Lino Silva de Sousa Oliveira ("OO"), Márcio Antônio Chiumento (“MC”), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RC") and Shunji Komai ("SK"), representing the majority of the members of the Board of Directors, with the justified absence of Director Marcelo Gasparino da Silva (“MG”). The work was secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. ("Vale"), and the meeting was called based on item 9.2.1 of the BoD Bylaws. Accordingly, the BoD deliberated on the following subject: “DELIBERATION ON THE POSSIBLE APPLICATION OF THE MISCONDUCT MANAGEMENT POLICY – (...) The Board of Directors approved, by unanimity of those present, registered abstention of Director AV, following the recommendations of the Audit and Risks Committee (CARE) and the Audit and Compliance Office, the application of the sanction of dismissal from office to the Director Mr. Marcelo Gasparino da Silva, provided for in Vale's Misconduct Management Policy, due to the leak of confidential information by the Director, related to the Board of Directors' meeting held on 06/19/2026, and the topic must be taken to the shareholders' meeting for deliberation at the Shareholders' Meeting. This decision was taken based on the facts and conclusions of the investigation conducted by an independent external office, hired by resolution of the Board of Directors, which confirmed the aforementioned leak, which constitutes CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Política. O CA também aprovou, por unanimidade dos presentes, registrada abstenção do Conselheiro AV, o afastamento do Sr. Marcelo Gasparino da Silva de ambos os Comitês de Assessoramento de que fazia parte (Comitê de Indicação e Governança e Comitê de Pessoas e Remuneração). Tão logo concluídos os trâmites necessários, o CA convocará Assembleia Geral de acionistas da Companhia para deliberar sobre a destituição do Sr. Marcelo Gasparino da Silva e outras matérias correlatas”. Atesto que as deliberações acima refletem as decisões tomadas pelo CA. Rio de Janeiro, 22 de julho de 2026. misconduct under the terms of said Policy. The Board of Directors also approved, by unanimity of those present, registered abstention of Director AV, the removal of Mr. Marcelo Gasparino da Silva from both Advisory Committees of which he was a member (Nomination and Governance Committee and People and Compensation Committee). As soon as the necessary procedures are concluded, the Board of Directors will call a General Meeting of the Company's shareholders to resolve on the dismissal of Mr. Marcelo Gasparino da Silva and other related matters”. I hereby attest that the items above reflect the decision taken by the Board of Directors. Rio de Janeiro, July 22, 2026. Luiz Gustavo Gouvêa Secretário da Reunião

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 10, 2026		Director of Investor Relations